July 31, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:                                         Division of Corporation Finance

Office of Telecommunications

Re:                             Teladoc Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-37477

Dear Messrs. Shapiro and Cascarano:

Set forth below is the response of Teladoc Health, Inc. (the “Company”) to the comment contained in the letter dated July 23, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comment is reproduced in bold type below and is followed by the Company’s response thereto.

Form 10-K for Year Ended December 31, 2018

Consolidated Statements of Operations

For the Years Ended December 31, 2018, 2017 and 2016, page F-4

1.              We note you present gross profit on the face of your consolidated statements of operations. However, it is not clear whether you include depreciation and amortization in cost of revenue. Please note that the presentation of a figure for income before depreciation and amortization is not appropriate. Revise your presentation, as necessary, to comply with the guidance in Codification of Staff Accounting Bulletins (SAB) Topic 11B. Refer also to Item 302(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, in future filings, the Company will remove the “Gross profit” subtotal from its consolidated statements of operations.

*                                         *                                         *                                         *                                         *

Kindly direct any questions you may have to the undersigned at (203) 987-6957. Any additional comments may be sent via facsimile to the undersigned at (203) 702-5243. Thank you.

Very truly yours,

/s/ Mala Murthy

Mala Murthy
Chief Financial Officer
TELADOC HEALTH, INC.

cc:                                Jason Gorevic of Teladoc Health, Inc.

Adam C. Vandervoort of Teladoc Health, Inc.

Brandon J. Bortner of Latham & Watkins LLP

Christopher J. Clark of Latham & Watkins LLP